UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 9 September, 2010

ALLIED IRISH BANKS, public limited company

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	9th September, 2010

Publication of Prospectus in relation to the Admission of 198,089,847 New Ordinary Shares issued to the National Pensions Reserve Fund Commission on 13 May 2010

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] (the " Company ") announces that a prospectus relating to the admission of 198,089,847 new ordinary shares of the Company, issued by way of bonus issue on 13 May 2010 to the National Pensions Reserve Fund Commission, to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and to trading on the respective regulated markets for listed securities of the Irish Stock Exchange and the London Stock Exchange (the " Prospectus ") was today approved by the Irish Financial Regulator, as competent authority under the Prospectus Directive.

It is expected that the new ordinary shares will commence trading on the Irish Stock Exchange and the London Stock Exchange on 10 September 2010.

The Prospectus will shortly be available from the Company's website at www.aibgroup.com/investorrelations and via the National Storage Mechanism, which is located at http://www.hemscott.com/nsm.do.

A copy of the Prospectus will also shortly be available for inspection at:
Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 1 6174200.

Save as otherwise defined, all capitalised/defined terms in this announcement have the same meaning as those contained in the Prospectus.

-ENDS-

For further information please contact:-
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Important Information

No new ordinary shares have been marketed to, nor are any available for purchase in whole or in part by, the public in Ireland, the United Kingdom or elsewhere in connection with the Admission.
The distribution of this announcement and/or the Prospectus into jurisdictions other than Ireland and the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction.

This document and the information contained herein do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, or any other jurisdiction. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the " Securities Act ") and may not be offered or sold directly or indirectly within the United States absent registration under, or in accordance with an exemption from, the registration requirements of the Securities Act. There will be no public offer of the securities mentioned herein in the United States.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c.
(Registrant)

Date 9 September, 2010

By: ___________________
Maelíosa óHógartaigh
           Acting Chief Financial Officer
  Allied Irish Banks, p.l.c.